VOTING INSTRUCTION FORM
PURE NICKEL INC.

SEE VOTING INSTRUCTIONS ON REVERSE WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-474-7493

MEETING TYPE: ANNUAL AND SPECIAL MEETING
MEETING DATE: TUESDAY, MAY 03, 2011 AT 10:00 A.M. EDT
RECORD DATE: FOR HOLDERS AS OF MARCH 22, 2011
PROXY DEPOSIT DATE: APRIL 29, 2011
ACCOUNT NUMBER:
CUSIP: 74623Q104 **CUID:** S77383 E **CONTROL NO. :**

APPOINTEE(S) **MR. DAVID MCPHERSON, MR. R. DAVID RUSSELL**

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

PLEASE PRINT APPOINTEE NAME

ITEM(S)	VOTING RECOMMENDATIONS	
2 *- APPOINTMENT OF SF PARTNERSHIP, LLP AS AUDITORS OF THE COMPANY ----->>> AND AUTHORIZATION FOR THE BOARD TO FIX THEIR REMUNERATION	FOR 0010200	--->>>
3 *- RATIFICATION OF THE STOCK OPTION PLAN AS SET OUT FURTHER IN THE --->>> ATTACHED MANAGEMENT PROXY CIRCULAR.	FOR 0022401	--->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TELEPHONE VOTE AT 1-800-474-7493 OR INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD IN HALF - DO NOT DETACH

1 **ELECTION OF DIRECTORS** (FILL IN ONLY ONE BOX " ▭ " PER NOMINEE IN BLUE OR BLACK INK)
VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

Nominee	FOR	WITHHOLD
01-ROBERT ANGRISANO	☐	☐
02-HARRY BLUM	☐	☐
03-DAVID MCPHERSON	☐	☐
04-R. DAVID RUSSELL	☐	☐
05-CONSTANTINE SALAMIS	☐	☐
06-W.S. (STEVE) VAUGHAN	☐	☐

ITEM(S) (FILL IN ONLY ONE BOX " ▭ " PER ITEM IN BLUE OR BLACK INK)

0000

2 ITEM(S)
SHARE(S)

Item	FOR	WITHHOLD / AGAINST
2	☐	☐ (WITHHOLD)
3	☐	☐ (AGAINST)

CONTROL NO. : →

Broadridge™

5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

5 4 E
S77383 1 OF 1

PURE NICKEL INC.
900 - 95 WELLINGTON ST. WEST
TORONTO, ON M5J 2N7
CANADA

*** ISSUER CONFIRMATION COPY - INFO ONLY ***
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.
SIGNATURE(S) DATE (DD/MM/YY)
* INVALID IF NOT SIGNED *

06

FOLD IN HALF - DO NOT DETACH

4 1-0001

VOTING INSTRUCTION FORM

PURE NICKEL INC.

SEE VOTING INSTRUCTION NO. 2 ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-454-8683

MEETING TYPE:	ANNUAL AND SPECIAL MEETING
MEETING DATE:	TUESDAY, MAY 03, 2011 AT 10:00 A.M. EDT
RECORD DATE:	FOR HOLDERS AS OF MARCH 22, 2011
PROXY DEPOSIT DATE:	APRIL 29, 2011
	74623Q104

4 1-0001

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

ITEM(S)	VOTING RECOMMENDATIONS
2 - APPOINTMENT OF SF PARTNERSHIP, LLP AS AUDITORS OF THE COMPANY ----->>> AND AUTHORIZATION FOR THE BOARD TO FIX THEIR REMUNERATION	FOR 0010200 --->>>
3 - RATIFICATION OF THE STOCK OPTION PLAN AS SET OUT FURTHER IN THE --->>> ATTACHED MANAGEMENT PROXY CIRCULAR.	FOR 0022401 --->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TELEPHONE VOTE AT 1-800-454-8683

INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD AND DETACH HERE

PURE NICKEL INC.

ANNUAL AND SPECIAL MEETING TO BE HELD 05/03/11 AT 10:00 A.M. EDT FOR HOLDERS AS OF 03/22/11

1 ELECTION OF DIRECTORS (FILL IN ONLY ONE BOX " ▭ " PER NOMINEE IN BLUE OR BLACK INK)

VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHHOLD
01-ROBERT ANGRISANO	☐	☐
02-HARRY BLUM	☐	☐
03-DAVID MCPHERSON	☐	☐
04-R. DAVID RUSSELL	☐	☐
05-CONSTANTINE SALAMIS	☐	☐
06-W.S. (STEVE) VAUGHAN	☐	☐

ITEM(S) (FILL IN ONLY ONE BOX " ▭ " PER ITEM IN BLUE OR BLACK INK)

	FOR	WITHHOLD
2	☐	☐
	FOR	**AGAINST**
3	☐	☐

A/C *** ISSUER COPY ***

FILL IN THE BOX " ▭ " TO THE RIGHT IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING ➜ ☐

Broadridge

S77382 74623Q104

51 MERCEDES WAY
EDGEWOOD NY 11717

4 4

PURE NICKEL INC.
900 - 95 WELLINGTON ST. WEST
TORONTO, ON M5J 2N7
CANADA

FOLD AND DETACH HERE

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) DATE